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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                    FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               QUIDEL CORPORATION
             (Exact name of registrant as specified in its charter)


                       Delaware                               94-2573850
       (State of incorporation or organization)            (I.R.S. Employer
                                                          Identification No.)


          10165 McKellar Court, San Diego, CA                    92121
       (Address of principal executive offices)               (Zip Code)

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
If this form relates to the registration of a class       If this form relates to the registration of a class
of debt securities and is effective upon filing           of debt securities and is to become effective
pursuant to General Instruction A(c)(1), please           simultaneously with the effectiveness of a
check the following box. / /                              concurrent registration statement under the
                                                          Securities Act of 1933 pursuant to General
                                                          Instruction A(c)(2), please check the following
                                                          box.  / /
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Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered
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Preferred Stock Purchase Rights         The Nasdaq National Market
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On December 11, 1996 (the "RIGHTS DIVIDEND DECLARATION DATE"), the Board of Directors of Quidel Corporation (the "COMPANY") declared a dividend of one right (a "RIGHT") to purchase fractions of shares of its Series C Junior Participating Preferred Stock, par value $.001 per share, having the rights, preferences, privileges and restrictions described in Paragraph K below (the "PREFERRED STOCK"), and, under certain circumstances, other securities, for each outstanding share of the Company's common stock, par value $.001 per share (the "COMMON STOCK"), to be distributed to stockholders of record at the close of business on January 10, 1997 (the "RECORD DATE"). The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") dated as of December 31, 1996 between the Company and American Stock Transfer & Trust Company, as Rights Agent.

      The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as Exhibit 1.

A.    ISSUANCE OF THE RIGHTS

      Each share of Common Stock outstanding at the close of business on the Record Date will receive one Right. In addition, prior to the earliest of the Distribution Date, a Section 13 Event or the Expiration Date (as each is hereinafter defined), one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be issued with each share of Common Stock issued after the Record Date. Following the Distribution Date and prior to the expiration or redemption of the Rights, the Company will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of securities issued by the Company prior to the Distribution Date. A "SECTION 13 EVENT" shall mean any event in which (i) the Company merges or consolidates with another and the Company is not the surviving corporation; (ii) the Company merges or consolidates with another, the Company is the surviving corporation, and all or part of the Company's common stock is exchanged for other securities, cash or property; or (iii) the Company sells or transfers more than 50% of its assets or earning power. The "EXPIRATION DATE" shall mean the earliest of (i) December 30, 2006; (ii) the date of redemption of the Rights; (iii) the date the Board orders an exchange of Rights; or (iv) the date of consummation of a tender offer approved as fair to and in the best interests of the Company and its stockholders and adequately priced with each stockholder receiving the same consideration per share in the same manner.

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B.    COMMON STOCK CERTIFICATES REPRESENT THE RIGHTS PRIOR TO THE
      DISTRIBUTION DATE

      Prior to the Distribution Date (as hereinafter defined), no separate Rights certificates will be issued. Instead, the Rights will be evidenced by the certificates for the Common Stock to which they are attached and will be transferred with and only with such Common Stock certificates. The surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. New Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference.

C.    DISTRIBUTION DATE; ISSUANCE OF RIGHTS CERTIFICATES

      The Rights will separate from the Common Stock and become exercisable and a Distribution Date will occur (the "DISTRIBUTION DATE") upon the earlier of ten days after (i) public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "ACQUIRING PERSON") or such earlier date as a majority of the directors shall become aware of the existence of an Acquiring Person (the "STOCK ACQUISITION DATE"), or (ii) the commencement of a tender or exchange offer by any person or group, if upon consummation thereof, such person or group of affiliated or associated persons would be the beneficial owner of 15% or more of the shares of Common Stock then outstanding. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

D.    EXERCISE OF THE RIGHTS

      1. RIGHTS INITIALLY NOT EXERCISABLE. Prior to the Distribution Date, the Rights are not exercisable.

      2. EXERCISE OF THE RIGHTS TO PURCHASE PREFERRED STOCK OF THE COMPANY. At any time after the Distribution Date but prior to the earlier of the expiration or redemption of the Rights, each Right may be exercised at the stated purchase price of $24 (subject to adjustment, the "EXERCISE PRICE") for one one-thousandth of a share of the Preferred Stock, provided, however, that upon the occurrence of any of the events described below the Rights may no longer be exercised for the Preferred Stock and may only be exercised for certain other securities described below.

      3. EXERCISE OF THE RIGHTS TO PURCHASE COMMON STOCK OF THE COMPANY. In the event that at any time following the Rights Dividend Declaration Date, a person, alone or with affiliates, becomes the beneficial owner of 15% or more of the then outstanding shares of the Company's Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which is determined by both (i) the Board of Directors acting by Special Vote, and (ii) a majority of the Directors who are not associated with an Acquiring Person

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("CONTINUING DIRECTORS") and who are also not employees of the Company, to be fair to and otherwise in the best interests of the Company and its stockholders (a "PERMITTED OFFER")), then each holder of a Right will thereafter have the right to exercise the Right for Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company may substitute for all or any portion of the Common Stock that would be issuable upon exercise of the Rights, cash, assets, or other securities having the same aggregate value as such Common Stock. The Rights are exercisable as described in this paragraph only after the Company's right of redemption (as described below) has expired. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (a "SECTION 11(a)(ii) EVENT"), all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by an Acquiring Person will be null and void. A "SPECIAL VOTE" of the Board of Directors is approval by both a majority of the Continuing Directors and a majority of the entire Board, including the Continuing Directors.

      4. EXERCISE OF THE RIGHTS TO PURCHASE COMMON STOCK OF AN ACQUIRING COMPANY. In the event that, at any time following the Stock Acquisition Date,
(i) the Company is merged or consolidated with another company in a business combination transaction in which the Company is not the surviving corporation or in which the Company is the surviving corporation and all or part of the Common Stock of the Company is exchanged for stock of any other person, cash or any other property (other than a merger which follows an offer described in the preceding paragraph), or (ii) more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to exercise the Right for common stock of the acquiring company having a value equal to two times the Exercise Price of the Right. (An event described in this paragraph is a "SECTION 13 EVENT.")

      5. ADJUSTMENT OF NUMBER OF RIGHTS, PURCHASE PRICE AND NUMBER OF UNITS OF PREFERRED STOCK. The Exercise Price payable and/or the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to proportionate adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) in the event holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). If at any time after the Rights Dividend Declaration Date and prior to the Distribution Date the Company declares a stock dividend on, subdivides or combines the outstanding shares of Common Stock, the number of Rights associated with each share of Common Stock shall be proportionately adjusted.

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E.    FRACTIONAL RIGHTS AND FRACTIONAL SHARES

      The Company is generally not required to issue fractional Rights, fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share), or fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights, Preferred Stock, or Common Stock, respectively.

F.    REDEMPTION OF THE RIGHTS

      In general, the Company may redeem all (but not less than all) of the Rights at a price of $0.005 per Right (subject to adjustment to reflect stock splits, stock dividends, or similar transactions), at any time until the earlier of the tenth day following the Stock Acquisition Date or December 30, 2006 (provided that any redemption after any person becomes an Acquiring Person may be effected only by the Board of Directors acting by Special Vote). This redemption period may be extended by the Board of Directors by amending the Rights Agreement as described in Paragraph H below prior to the time when the Rights become nonredeemable. The redemption price may be paid in cash, shares of Common Stock, or any other consideration the Board of Directors deems appropriate. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.005 redemption price.

G.    EXCHANGE OF THE RIGHTS

      At any time after a Section 11(a)(ii) Event or a Section 13 Event and before any person or group acquires 50% or more of the outstanding Common Stock, the Board of Directors of the Company, acting by Special Vote, may cause the Company to exchange some or all of the outstanding and exercisable Rights for Common Stock at a one-to-one exchange ratio (appropriately adjusted to reflect stock splits, dividends or similar transactions). Rights may not be exercised after the Board orders their exchange. If there is not sufficient authorized unissued Common Stock to fund an exchange, the Board, acting by Special Vote, may fund the exchange through other consideration, including issuance of debt and/or equity. In addition, at any time before any person or group becomes in Acquiring Person, the Board, acting by Special Vote, may exchange some or all of the Rights for rights of substantially equivalent value.

H.    AMENDMENTS

      Other than those provisions relating to the redemption price or the final expiration date of the Rights, any of the provisions of the Rights Agreement may be supplemented or amended by the Board of Directors of the Company prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After the Distribution Date, any provisions of the Rights Agreement (other than those provisions relating to the redemption price or the final expiration date of the Rights) may be amended by the Board of Directors acting by Special Vote in order to (i) cure

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any ambiguous, defective or inconsistent provision, (ii) shorten or lengthen any time period hereunder, or (iii) otherwise change a provision which the Board of Directors acting by Special Vote may deem necessary or desirable and which does not materially and adversely affect the interests of holders of Rights (other than any Acquiring Person); provided, the Rights Agreement may not be amended to
(A) make the Rights again redeemable after the Rights have ceased to be redeemable, or (B) change any other time period unless such change is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to the holders of the Rights (other than any Acquiring Person).

I.    EXPIRATION

      The Rights will expire upon the earliest to occur of the close of business on December 30, 2006, the exchange or redemption of the Rights by the Company, or the consummation of a Permitted Offer transaction followed by a merger or consolidation of the Company with another company in which all stockholders of the Company receive the same consideration and terms as in the Permitted Offer.

J.    NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

K.    TERMS OF THE PREFERRED STOCK

      The Company has initially reserved 50,000 shares of Preferred Stock for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement. The Preferred Stock will be nonredeemable. The dividend, liquidation and voting rights, and the rights upon consolidation or merger of the Preferred Stock are designed so that the value of the one one-thousandth interest in a share of Preferred Stock purchasable with each Right will approximate the value of one share of Common Stock. Each whole share of Preferred Stock will be entitled to receive a quarterly preferential dividend of 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferential liquidation payment of $1,000 per share plus the amount of accrued unpaid dividends thereon, the holders of the Common Stock will then be entitled to receive a liquidation payment equal to $1.00 per share (subject to proportionate adjustment to reflect stock splits, dividends or combinations), and the holders of the Preferred Stock and Common Stock will then share ratably in all assets remaining available for distribution to stockholders. Each share of Preferred Stock will have 1,000 votes (subject to proportionate adjustment to reflect stock splits, dividends and combinations), and will generally vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount

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received per share of Common Stock (subject to proportionate adjustment to reflect stock splits, dividends and combinations).

L.    ANTI-TAKEOVER EFFECTS

      The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 15% or greater position, followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

      The Rights are not intended to prevent a takeover of the Company and will not do so. The rights may be redeemed by the Company as described in Paragraph F, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

      Issuance of the Rights does not weaken the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

      However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.     EXHIBITS.
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               1     Rights Agreement dated as of December 31, 1996 between
                     Quidel Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement).

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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 8, 1997              QUIDEL CORPORATION



                                    By: /s/ STEVEN C. BURKE
                                        --------------------------------
                                        Steven C. Burke
                                        Vice President-Finance and
                                        Administration
                                        and Chief Financial Officer




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